www.nedakethanol.com
Tim Borer – Secretary/Treasurer
May 20, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Att’n: Mr. Ernest Greene
100 F. Street, N.E.
Stop 7010
Washington, D.C. 20549

Re:	NEDAK Ethanol, LLC (“Company”) File No. -52597

Dear Mr. Greene:

The Company received your letter dated April 29, 2009 (“Letter”).  We appreciate the comments provided by the staff therein respecting the Company’s periodic reports.  The Company’s filed its quarterly report on Form 10-Q for the period ending March 31, 2009 (the “Report”) on May 15, 2009, in which it responded to the comments in the Letter.  The Letter directs the Company to include in its future periodic reports the following:

●	The length and terms of the waiver the Company received from its lender respecting the covenants contained in its loan documents.

●
An explanation of the potential impact on the Company’s liquidity and capital resources if it does not comply with remaining covenants or it is unable to obtain future waivers, such as acceleration of the debt.

●	A presentation of the most significant covenants imposed by the Company’s loan documents.

The Company has included the above information respecting its loan agreements in the “Liquidity and Capital Resources” part of the Report, and will do so in the future as appropriate.

The Company does hereby acknowledge the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Since our counsel is assisting us with responding to the Letter and our periodic reports, it would be most efficient for you to contact him directly should you have any questions respecting this communication, at the following point of contact: Mr. Daniel Peterson, Husch Blackwell Sanders LLP, (314) 345-6246.

By:	/s/ Timothy Borer
Timothy Borer,
Treasurer and Principal Financial Officer